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                             October 15, 2021

       Amanda M. Brock
       President and Chief Executive Officer
       Aris Water Solutions, Inc.
       9811 Katy Freeway, Suite 700
       Houston, Texas 77024

                                                        Re: Aris Water
Solutions, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 14,
2021
                                                            File No. 333-259740

       Dear Ms. Brock:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Item 16. Exhibits and Financial Statement Schedules, page II-3

   1. Please have your independent auditor update the dates of their consents relating to their audit reports
prior to the effectiveness of the registration statement.
              You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or John Cannarella,
       Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
       551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.




                             Sincerely,
 Amanda M. Brock
Aris Water Solutions, Inc.
October 15, 2021
Page 2

FirstName LastNameAmanda M. Brock
                                          Division of Corporation Finance
Comapany NameAris Water Solutions, Inc.
                                          Office of Energy & Transportation
October 15, 2021 Page 2
cc:       Hillary H. Holmes, Esq.
FirstName LastName